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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 7
                                       TO
                                  SCHEDULE TO
                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                               PCORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)

                           PCORDER.COM, INC. (ISSUER)

                        TRILOGY SOFTWARE, INC. (OFFEROR)
                           (NAMES OF FILING PERSONS)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ----------------

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

        LANCE A. JONES, ESQ.                        RICHARD FRIEDMAN
 VICE PRESIDENT AND GENERAL COUNSEL       VICE PRESIDENT, GENERAL COUNSEL AND
       TRILOGY SOFTWARE, INC.                          SECRETARY
     6034 WEST COURTYARD DRIVE                     PCORDER.COM, INC.
        AUSTIN, TEXAS 78730                      5001 PLAZA ON THE LAKE
           (512) 425-3167                         AUSTIN, TEXAS 78746
                                                     (512) 694-1100
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
      DENNIS R. CASSELL, ESQ.                      HENRY LESSER, ESQ.
       HAYNES AND BOONE, LLP                GRAY CARY WARE & FREIDENRICH LLP
  7501 N. CAPITAL OF TEXAS HIGHWAY                400 HAMILTON AVENUE
         BLDG. A, SUITE 130                   PALO ALTO, CALIFORNIA 94301
        AUSTIN, TEXAS 78731                          (650) 833-2425
           (512) 692-8388

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
   STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
   RESULTS OF THE TENDER OFFER:
[ ]

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     This Amendment No. 7 to the Tender Offer Statement on Schedule TO dated
November 6, 2000, as previously amended (the "SCHEDULE TO"), relates to the tender offer by Trilogy Software, Inc., a Delaware corporation
("TRILOGY"), to purchase any and all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder.com, Inc., a Delaware corporation ("pcORDER"), at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, the Supplement to the Offer to Purchase dated November 17, 2000 ("SUPPLEMENT No. 1"), a copy of which was previously filed as Exhibit (a)(1)(Y) to the Schedule TO, Supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("SUPPLEMENT NO. 2"), a copy of which was previously filed as Exhibit (a)(1)(DD) to the Schedule TO, Supplement No. 3 to the Offer to Purchase dated December 7, 2000 ("SUPPLEMENT NO. 3"), a copy of which is attached hereto as Exhibit
(a)(1)(MM) (the Initial Offer to Purchase, Supplement No. 1, Supplement No. 2 and Supplement No. 3, each as amended or supplemented from time to time, are together referred to herein as the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(C) to the Schedule TO (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

     The information in the Offer, as amended hereby, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, as amended hereby. All references in this Amendment No. 7 to information set forth under an identified caption of the Initial Offer to Purchase, as supplemented by Supplement No. 1 and Supplement No. 2, include references to any information set forth under the corresponding caption of Supplement No. 3, all of which supplemental information is incorporated herein by reference in the applicable Item of this Schedule TO.

     Capitalized terms used and not otherwise defined herein have the meanings given those terms in the Offer to Purchase.

     This Amendment No. 7 is being filed for the following purposes:

     (1) to reference the information contained in Supplement No. 3; and

     (2) to reflect the addition of certain Exhibits (see Item 12).

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ITEM 12. EXHIBITS.

  Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibits:

  (a)(1)(MM) Supplement No. 3 to Offer to Purchase dated December 7, 2000.

  (a)(1)(NN) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated December 7, 2000.

  (a)(1)(OO) Amendment No. 7, dated December 7, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000, as previously amended by exhibits (a)(1)(Z), (a)(1)(AA), (a)(1)(FF), (a)(1)(GG),
(a)(1)(II) and (a)(1)(LL). (Filed as Amendment No. 7 to Schedule 14D-9 on December 7, 2000 and incorporated herein by reference.)

  (a)(1)(PP) Joint Press Release, dated December 7, 2000, of pcOrder.com, Inc. and Trilogy Software, Inc.

  (a)(5)(J) Amended Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W. Stearns, Linwood
A. Lacy, Jr. and Peter J. Barris, filed in the United States District Court for the Western District of Texas, Austin Division, on December 6, 2000.

  (d)(1)(C) Form of Option Settlement Agreement to be entered into by among pcOrder.com, Inc., Trilogy Software, Inc. and employees of Trilogy Software, Inc. that are holders of options to purchase shares of Class A common stock of pcOrder.com, Inc.

  (d)(1)(D) Form of Option Relinquishment and Release Agreement to be entered into by and between Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. from Trilogy Software, Inc.

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                                   SIGNATURE

   After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          TRILOGY SOFTWARE, INC.

                                          By: /s/ Dennis R. Cassell
                                             ----------------------------------
                                             Dennis R. Cassell
                                             Secretary

Date: December 7, 2000


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                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
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The Exhibit List of the Schedule TO is hereby amended and supplemented by the addition of the following exhibits:

(a)(1)(MM) Supplement No. 3 to Offer to Purchase dated December 7, 2000.

(a)(1)(NN) Letter to stockholders from Ross A. Cooley, Chairman and Chief
           Executive Officer of pcOrder.com, Inc., dated December 7, 2000.

(a)(1)(OO) Amendment No. 7, dated December 7, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000, as previously amended by exhibits (a)(1)(Z), (a)(1)(AA), (a)(1)(FF),
           (a)(1)(GG), (a)(1)(II) and (a)(1)(LL). (Filed as Amendment No. 7 to
           Schedule 14D-9 on December 7, 2000 and incorporated herein by reference.)

(a)(1)(PP) Joint Press Release, dated December 7, 2000, of pcOrder.com, Inc. and
           Trilogy Software, Inc.

(a)(5)(J) Amended Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W. Stearns, Linwood A. Lacy, Jr. and Peter J. Barris, filed in the United States District Court for the Western District of Texas, Austin Division, on December 6, 2000.

(d)(1)(C) Form of Option Settlement Agreement to be entered into by among pcOrder.com, Inc., Trilogy Software, Inc. and employees of Trilogy Software, Inc. that are holders of options to purchase shares of Class A common stock of pcOrder.com, Inc.

(d)(1)(D) Form of Option Relinquishment and Release Agreement to be entered into by and between Trilogy Software, Inc. and holders of options to purchase shares of Class A common stock of pcOrder.com, Inc. from Trilogy Software, Inc.

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